[LETTERHEAD OF SMITH, GAMBRELL & RUSSELL, LLP]

May 3, 2005

VIA FACSIMILE (202-772-9211) AND EDGAR CORRESPONDENCE

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0408

Washington, DC 20549

Re:	Radiant Systems, Inc.

Form S-3, filed March 24, 2005

File No. 333-123549

Form 10-K filed March 15, 2004

File No. 0-22065

Dear Ms. Jacobs:

This letter is submitted on behalf of our client, Radiant Systems, Inc. (the “Company”), and is intended to serve as the Company’s response to your letter dated April 22, 2005 regarding the above-referenced Form S-3 and Form 10-K. The numbered paragraphs below correspond to the numbered comments from your letter.

Form S-3

1.	We note that you have incorporated by reference the Form 10-K filed March 15, 2005 and this Form 10-K incorporates certain management information from your definitive proxy material, which has not yet been filed. Please be aware that we cannot accelerate the effectiveness of this registration statement until all required management information has been filed. If you do not file your definitive proxy materials within the allowed 120 days of the end of your fiscal year, or April 30, 2005, in your case, you must amend the Form 10-K to include the required management information. See Corp. Fin. Telephone Interp. H.6.

On May 2, 2005, the Company filed an amendment to the Form 10-K containing all of the Part III information that was omitted from the initial filing.

Barbara C. Jacobs

May 3, 2005

Form 10-K for December 31, 2004

Controls and Procedures, page 57

2.	We note that you state that there were “no significant changes” to Radiant’s internal controls. Item 308(c) of Regulation S-K requires that you disclose any changes that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please tell us whether there were any changes that would have a material affect or were likely to have a material affect upon Radiant’s internal control over financial reporting for the quarter ended December 31, 2004. Future filings should track the language of Item 308(c) of Regulation S-K.

In its amendment to the Form 10-K filed on May 2, 2005, the Company amended Item 9A to track the language of Item 308(c) of Regulation S-K, and will do so in its future filings.

Should you require anything further, or if we may be of assistance, please do not hesitate to contact me at (404) 815-3703.

Sincerely,

/s/ Kenneth L. Mooney
Kenneth L. Mooney

KLM/sgr

cc:	Jamie Graves, Director of Legal Affairs, Radiant Systems, Inc.